Roth Capital Partners, LLC
24 Corporate Plaza
Newport Beach, CA 92660

December 13, 2004

VIA EDGAR AND HAND DELIVERY

Mr. Eduardo Aleman
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Orange 21 Inc.—Registration Statement on Form S-1
  File No. 333-119024

Dear Mr. Aleman:

        In connection with the above-referenced Registration Statement, we understand that you have been advised by the registrant, Orange 21 Inc. (the "Company"), through its correspondence of even date herewith, that we and the Company have determined to increase the aggregate offering size of the Company's initial public offering (the "Offering") from approximately $23.9 million to approximately $35.0 million, in each case assuming exercise by us and our co-manager, First Albany Capital, Inc., of the over-allotment option (the "Option"). The public offering price per share remains undetermined at this time and will depend upon the outcome of negotiations between the Company and us at the pricing meeting, which is expected to occur on the afternoon of Monday, December 13, 2004.

        We write to you as the managing underwriter of the Offering to confirm that:

  1.
  we have advised each potential member of the underwriting syndicate and the selling group and our own sales force of the anticipated change in the public offering price per share from the previously assumed offering price and the resulting change in the anticipated net proceeds of the offering to the Company;

  2.
  each potential member of the underwriting syndicate and each potential member of the selling group has agreed to orally advise each of its customers that is a prospective purchaser in the offering of the changes described above prior to the delivery of confirmations or final prospectuses, and

  3.
  each member of our own sales force will advise each of our customers that is a prospective purchaser in the offering of the changes described above prior to the delivery of confirmations or final prospectuses.

Very truly yours,
/s/ JOSEPH SCHIMMELPFENNIG Joseph Schimmelpfennig Managing Director
cc:	Barry Buchholtz, CEO, Orange 21 Inc. Ivan Gaviria, Esq. Christopher Forrester, Esq.